Exhibit 99.1

AirMedia Announces Form 20-F Filing

BEIJING, April 27, 2015 — AirMedia Group Inc. (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced it has filed its annual report on Form 20-F for fiscal year ended December 31, 2014, including its audited financial statements for the year, with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2015. AirMedia’s annual report can be accessed on the Investor Relations page of the Company’s website at http://ir.airmedia.net.cn as well as on the SEC’s website at http://www.sec.gov. Interested parties may also request a complimentary paper copy of the filing by contacting ir@airmedia.net.cn.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn